January 27, 2012

Ms. Laura Hatch
Staff Accountant
Securities and Exchange Commission
Division of Investment Management, Office of Disclosure
Mailstop 0505
Washington, DC 20549

This correspondence is being submitted via Edgar.

Dear Ms. Hatch;

We thank you for your comments which you relayed to us in our telephone conversation on the annual filings for the fiscal year ending May 31, 2011 for the Wells Fargo Master Trust.

With respect to your comments, we submit the following responses. Additionally, Wells Fargo Funds Management acknowledges that the fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

****

SEC FILINGS
SEC Comment:
The staff noted the Fidelity Bond Filing (40-17G) was filed as a joint secured bond. There is a requirement to include a statement indicating the amount of the single insured fund.

Wells Fargo Funds Management Response:
A cover letter with the Funds' 40-17g Fidelity Bond filing was filed with the SEC on August 31, 2010 which reflects the statement of the amount of the single insured fund for Wells Fargo Master Trust. Please note that this filing was for the Fidelity Bond policy covering the period of July 9, 2010 to September 1, 2011. The accession number for the filing is 0000907244-10-001132.

SEC Comment:
In the prospectus filed September 26, 2011 for Wells Fargo International Equity Portfolio there isn't any policy or statement included which describes how much the fund invests in foreign securities. The Wells Fargo International Growth Portfolio and Wells Fargo International Value Portfolio both disclose percentages. Is there is a policy for the Wells Fargo International Equity Portfolio.

Wells Fargo Funds Management Response:
The investment strategy for Wells Fargo Advantage International
Equity Portfolio is to invest at least 80% of the Portfolio's assets in equity securities of foreign issuers. The Portfolio's prospectus will be amended to clarify this disclosure in the next prospectus filing.

SEC Comment:
In the Registration Statement for the Wells Fargo Small Cap Value Portfolio, Wells Fargo Small Company Growth Portfolio and
Wells Fargo Small Company Value Portfolio each are showing a different definition of a small cap company. Wells Fargo Small Cap Value Portfolio is showing market capitalizations of up to $7.3 billion, Wells Fargo Small Company Growth Portfolio is showing market capitalizations of $3 billion or less and Wells Fargo Small Company Value Portfolio is showing market capitalizations of up to $3.1 billion.

Wells Fargo Funds Management Response:
Since each Portfolio is managed by a different portfolio management team employing different investment strategies, the definition of the small cap universe from which the portfolio managers select securities is intentionally different across these Portfolios.

* * * *

ANNUAL REPORT
SEC Comment:
In the annual report there isn't a graphical representation of the holdings at the end of the Portfolio of Investments.

Wells Fargo Funds Management Response:
Graphical representations of the portfolios for the Master Trust are reflected in the Manager's Discussion within the Performance Highlights section of the report. The master portfolios offer their shares to feeder funds and other master portfolios within the Wells Fargo Advantage Funds complex rather than directly to the public.
For feeder funds investing in a single master portfolio, the graphical representation of the holdings of the master portfolio is identical to the graphical representation included in the feeder fund. For feeder funds investing in multiple master portfolios, the portfolio composition for each of the master portfolios is combined and reflected, in the aggregate, as the portfolio composition of the feeder fund. Since the feeder funds are the only investors in the master portfolios, a graphical representation of the portfolio of the feeder fund is more relevant to shareholders than a graphical representation of a master portfolio in which individual shareholders are not directly invested.

SEC Comment:
In the Portfolio of Investments for multiple portfolios the Short-Term Investments market value exceeds cost of Short-Term
Investments. Why is there a difference?

Wells Fargo Funds Management Response:
The Short-Term Investments category is comprised of three different subcategories of investments. Investments within the Investment Companies subcategory represent short-term investment vehicles, which are valued at net asset value. Investments within the US Treasury Securities subcategory are valued using amortized cost, which is deemed to approximate fair value, and therefore cost and market value are the same. The third subcategory is Corporate Bonds and Notes which contains two securities, Gryphon Funding Limited and VFNC Corporation.
These securities are valued at their fair value in accordance with the funds' valuation procedures. The fair value of these securities will fluctuate and will not necessarily approximate cost. Effective with the Wells Fargo Funds Trust Annual Reports for periods ended August 31, 2011 these securities have been moved out of the Short-Term Investments category and into their own category.

SEC Comment:
In the Notes to Financial Statements the Security Loans note discusses the side pocket agreement that was put in place on February 13, 2009. Are the portfolios still subject to the arrangement and if so it is suggested that we include what each portfolio's ownership is?

Wells Fargo Funds Management Response:
The funds subject to the side-pocketing arrangement set in 2009 are still subject to the arrangement and include appropriate language in the Security Lending note. The holdings related to the side-pocketing arrangement are noted on the Portfolio of Investments for each impacted fund. The Security Lending note which currently describes the arrangement will be updated to make reference to the section of the Portfolio of Investments where the value of the side-pocketed holdings is shown.

* * * *

If you have any further questions regarding the responses contained herein, please contact me at 617.210.3272.

Sincerely,

/s/ Kasey Phillips
Treasurer Wells Fargo Advantage Funds

cc: Lynda Graham, Partner - KPMG